

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33
Branch 18
811-7758

February 12, 2004


04041649


SEC MAIL
REC
FEB 18 2004
WASH. D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) two copies of one pleading in *Francisco G. Aromi, et al. v. INVESCO Funds Group, Inc.* received on or about February 12, 2004.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.


RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP - 7 2004
FROM
BY

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

S:\srr\litigation\Aromi v IFG\Corr\L-021204SEC.doc
021204 (1) vxv

Original

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW YORK
(EASTERN DISTRICT)

FRANCISCO G. AROMI, et al.,

Plaintiff(s),

vs.

INVESCO FUNDS GROUP, INC.,
JOHN DOES,

Defendant(s).

CASE NO. CV 04 572

TRAGER, J.

BLOOM, M.J.

CIVIL RIGHTS COMPLAINT WITH JURY DEMAND AND
OR BRIEF FOR CERTIFICATION TO JOIN CLASS ACTION

COMES NOW, the Petitioner, Francisco G. Aromi Pro-Se, and respectfully moves this Honorable Court Pursuant to Title 12 U.S.C. §§ Section 4010, 4310 and files this Civil Rights Complaint With a Jury Demand and/or request to join the Class action Status Pursuant to Rule 23 Fed. Rules of Civil Procedure.

(1) JURISDICTION

Jurisdiction is conferred on the Court by Title 28 United States Code Section § 1331, which allows for suits involving Constitutional violations of individual rights and all Civil Rights Complaints to be brought in the United States District Courts.

(2) VENUE

Venue is to be decided by the Honorable Court.

(3) PARTIES TO THE ACTION

1. Plaintiff Francisco G. Aromi is an active investor share-

holder and is a United States Citizen residing at P.O. Box 7007 Marianna, Florida 32447-7007.

2. The defendant Invesco Fund Group, Inc., is a Mutual Fund with its main offices located at P.O. Box 173706 Denver, Colorado 80217-3706.

3. The John Does are Invesco Staff's who participated in the deprivations and civil rights violations while all were employed by Invesco Fund Group, Inc.

(4) STATEMENT OF THE FACTS

Plaintiff became an active member of the Invesco on or about 1998, initially investing a quantity of ($1,000.00). Shortly after, in a matter of months plaintiff invested a total of ($7,500.00) between various funds including Fifty-five shares of the Communications fund, purchased at Eighteen Dollars. On or about 1999, ($2,000.00) more were exchanged from one fund to the Communications fund, the shares were purchased at about between (43-46) dollars each totalizing a number of (106) shares.

5- On March, 2000, while the Communications fund was peaking in its highest peak at or about ($68-71) shares, and while my combined portfolio was valued over ($10,000), plaintiff mailed a letter instructing the Invesco Staff to exchange the fund from the communications to Cash Reserves Money Market Fund Symbol (25). See <u>affidavit attached in support</u>. No exchange or instructions were made by the staffs, resulting that the shares plunged to a single digit since the year 2000 throughout 2003.

6- Further, on or about June, 2001, plaintiff again mailed a letter instructing to redeem part of his shares because, he was in need of cash to pay for his daughter's University Tuitions. See Exh-1 attached in support. Those instructions were also disregarded by the Invesco administration, resulting in more losses since the above year and in violations of plaintiff Due Process Rights protected under the [5th] Amendment.

7- After having made several exchanges in my portfolio, I encountered a problem with Invesco. It appears to me that when my funds were gaining, they refused to follow instructions for exchanges, whereas when my funds were losing, they did ever accept exchanges.

8- Furthermore, now on November, 2003, Invesco merged with AIM Funds and my portfolio were exchanged between the two. The funds exchanged and purchased were more valued than my previous funds.

9- To this date my total accounts have barely reached a value of (Two Thousand Dollars) and my total losses well over ($8,000.00), even not taking in consideration the recent Mutual Fund scandal where fraud charges are pending against Invesco Fund.

(10) ACCESS TO THE FUNDS

From or about March, 2000, throughout June, 2002, plaintiff was denied the right to exchange, redeem, or to access his funds, or any means whatsoever, his mail for instructions were not answered or followed, resulting in losses, due process and mental distress.

11- The plaintiff claim violations of the [5th] and [14th] Amendment rights to the U.S. Constitution by each named and unknown defendants noted in the parties to the action and statement of the facts.

(12) RELIEF SOUGHT

Therefore, for the constitutional violations noted plaintiff prays this honorable court will award compensatory damages in the amount of $10,000.00 against each of the defendants and to prevent others in the future of committing the same violations against shareholders and money trusted in their care and control, punitive damages in the amount of $30,000.00 against each named and unknown defendants.

Dated: this 13 day of January, 2004.

Respectfully submitted,

Francisco Garcia Aromi

Francisco Garcia Aromi
Reg: 07402-069
P.O. box 7007 M-B
Marianna, Florida 32447-7007

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on this date 13 of January, 2004, I placed one copy of the foregoing in the United States, First Class Mail, properly addressed to: U.S. Attorney's Office, Loretta Lynch at One Pierrepoint Plaza Brooklyn, New York 11201.

Sworn Francisco Garcia Aromi

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

STATE OF FLORIDA)
-SS- CASE No.________________
COUNTY OF JACKSON)

AFFIDAVIT OF FRANCISCO G. AROMI

I, Francisco G. Aromi, hereby declare and state as follows:

1- I am currently confined at F.C.I. Marianna, Florida since October 11, 1994.

2- I became a shareholder from Invesco Funds Group, Inc., since 1998.

3- I builded a portfolio among various funds, investing a total quantity of $7,500.00.

4- That of all the total quantity invested, I purchase a total of (106) shares of the former Communications Fund at $3,000.00 value.

5- That on or about March 23, 2000, while the Communications fund was peaking in its highest performance at about between ($68-71) each share, the plaintiff mailed a letter instructing Invesco to exchange the fund for Cash Reserves, Money Market Fund symbol (25).

6- That no reply, exchange or instructions were followed by the Invesco Staff. The misconduct resulted in losses and violation of due process.

7- Again, that on or about June, 2001, plaintiff mailed a letter instructing to redeem part of his shares from the Communication fund, due he was in need to pay for his daughter's University fees. See Exhibit-2 attached.

8- That the above instructions were not followed by the Invesco administration in a fashion way. Their misconduct resulted in prejudice and violation of plaintiff due process, equal protection and property rights.

9- As a result plaintiff had a total losses over $8,000.00, even without taking in consideration his mental anguish. Furthermore, plaintiff might have had more losses in reference the recently Mutual Funds scandal where fraud charges are pending against Invesco Funds.

Pursuant to Title 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct to the best of my dnowledge. This affidavit is executed in good faith on 13 day of January, 2004.

Respectfully submitted,



Francisco G. Aromi *Pro Se*
P.O. Box 7007 M-B
Marianna, Florida 32447

03/04/03 10:04 STUDENT ACADEMIC CREDITS STAC
GARCIA RODRIGUEZ , YAITZA E. ID: 0102240 SSN: 583-93-2000
TOA BAJA PR 00951 Home: 633-1385

1 *	Course Name	Title	Stat	Credits	CEUs	Term	Gr
1:	SPAN-101	BASIC SPANISH I	N	3.00		01/1S	B
2:	ESL-105	BASIC ENGLISH I	N	3.00		01/1S	A
3:	MATH-104	INTROD TO MODERN MATH	N	3.00		01/1S	A
4:	COMP-101	INTROD TO DATA PROCES	N	3.00		01/1S	B
5:	ESL-106	BASIC ENGLISH II	N	3.00		02/2S	A
6:	SOCSC-101	INTROD TO SOCIAL SC I	N	3.00		02/2S	A
7:	COMU-110	FUND OF COMMUNICATION	X			02/2S	
8:	SPAN-102	BASIC SPANISH II	N	3.00		02/2S	B
9:	MATH-105	INTROD TO MODERN MATH	N	3.00		02/2S	A
10:	COMU-110	FUND OF COMMUNICATION	A	3.00		02/2S	A
11:	PSY-112	INTROD TO PSYCHOLOGY	N	3.00		02/3S	A
12:	COMU-201	ART & GRAPHIC DESIGN	N	3.00		02/1S	A
13:	COMU-210	EDITING WORKSHOP ELEC	N	3.00		02/1S	B
14:	HUM-110	WORLD CULTURES I	N	3.00		02/1S	A
15:	ESL-208	INTERMED ENGLISH I	N	3.00		02/1S	A

XX Controller Student Acad Cred XXXXXXXXXXXXXXXXXXXXXXXXX Value 1/23 XXXXXXX

03/04/03 10:04 STUDENT ACADEMIC CREDITS STAC
GARCIA RODRIGUEZ , YAITZA E. ID: 0102240 SSN: 583-93-2000
TOA BAJA PR 00951 Home: 633-1385

1 *	Course Name	Title	Stat	Credits	CEUs	Term	Gr
16:	COMU-325	LEGAL & ETHICS CONSID	N	3.00		02/1S	A
17:	SOM-100	PERSONAL TYPEWRITING	X			02/1S	
18:	SOC-113	INTROD TO SOCIOLOGY	N			03/2S	
19:	HIST-117	HIST OF PUERTO RICO	X			03/2S	
20:	COMU-250	TECH OF COMMUNICATION	N			03/2S	
21:	COMU-275	ADVERTISING & PUBLIC	N			03/2S	
22:	COMU-117	FUND OF PHOTOGRAPHY I	A			03/2S	
23:	HIST-117	HIST OF PUERTO RICO	A			03/2S	
24:							
25:							
26:							
27:							
28:							
29:							
30:							

XX Controller Student Acad Cred XXXXXXXXXXXXXXXXXXXXXXXXX Value 16/23 XXXXXXX

EXHIBIT-1

INVESCO FUNDS

Investment Summary

INVESCO Funds Group, Inc
P.O. Box 173706
Denver, CO 80217-3706

Need more information?
Investor Services: 1-800-525-8085
Personal Account Line (PAL): 1-800-424-8085
Internet: http://www.invesco.com

FRANCISCO GARCIA AROMI
-TOD BELEN AROMI
PO BOX 7007
REG NO 07402-069
QUARTERS M-A
MARIANNA FL 32447-7007

ACCOUNT NUMBER
95130170

Investments by Objective Category *as of 3/31/2000*

Key	Category	Account Percentage
▲	Sector	69.2%
▲	International	30.8%
	Stock	0.0%
	Stock & Bond	0.0%
	Bond	0.0%
	Tax-Exempt	0.0%
	Money Market	0.0%

For Your Information

Looking for long-term capital growth? INVESCO's [illegible] of small, mid, large, and international cap Stock Funds may help expand your opportunities. Call for a prospectus including fees, expenses and risks. Read it carefully before you [illegible].

Account Summary

Fund Name (Fund Code) Account Number	As of 12/31/1999 Market Value	As of 3/31/2000 Number of Shares	Share Price	Market Value
Telecommunications Fund (39) 95130170	$4,004.78	102.086	$64.41	$6,575.36
Gold Fund (51) 95130170	$1,216.98	0.000	$1.60	$0.00
European Fund (56) 95130170	$0.00	104.486	$27.95	$2,920.38
Cash Reserves Fund (25) 95130170	$0.00	0.000	$1.00	$0.00
Total	$5,821.76		**Total**	$9,495.74

SUMMARY OF FUND DISTRIBUTIONS

Fund Name (Fund Code) and Account #	This Period	Year-to-Date
Cash Reserves Fund (25) 95130170		
Dividends	$2.48	$2.48

Please carefully review this statement to ensure that your transactions were made properly.
You must notify us of any errors within 90 days of this statement's ending date.

1-800-525-8085

EXHIBIT-2

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW YORK
(EASTERN DISTRICT)

FRANCISCO G. AROMI, et al.,

Plaintiff(s),

vs.

INVESCO FUNDS GROUP, INC.,
JOHN DOES,

Defendant(s).

CASE NO. CV 04 572

TRAGER, J.

BLOOM, M.

CIVIL RIGHTS COMPLAINT WITH JURY DEMAND AND
OR BRIEF FOR CERTIFICATION TO JOIN CLASS ACTION

COMES NOW, the Petitioner, Francisco G. Aromi Pro-Se, and respectfully moves this Honorable Court Pursuant to Title 12 U.S.C. §§ Section 4010, 4310 and files this Civil Rights Complaint With a Jury Demand and/or request to join the Class action Status Pursuant to Rule 23 Fed. Rules of Civil Procedure.

(1) JURISDICTION

Jurisdiction is conferred on the Court by Title 28 United States Code Section § 1331, which allows for suits involving Constitutional violations of individual rights and all Civil Rights Complaints to be brought in the United States District Courts.

(2) VENUE

Venue is to be decided by the Honorable Court.

(3) PARTIES TO THE ACTION

1. Plaintiff Francisco G. Aromi is an active investor share-

holder and is a United States Citizen residing at P.O. Box 7007 Marianna, Florida 32447-7007.

2. The defendant Invesco Fund Group, Inc., is a Mutual Fund with its main offices located at P.O. Box 173706 Denver, Colorado 80217-3706.

3. The John Does are Invesco Staff's who participated in the deprivations and civil rights violations while all were employed by Invesco Fund Group, Inc.

(4) STATEMENT OF THE FACTS

Plaintiff became an active member of the Invesco on or about 1998, initially investing a quantity of ($1,000.00). Shortly after, in a matter of months plaintiff invested a total of ($7,500.00) between various funds including Fifty-five shares of the Communications fund, purchased at Eighteen Dollars. On or about 1999, ($2,000.00) more were exchanged from one fund to the Communications fund, the shares were purchased at about between (43-46) dollars each totalizing a number of (106) shares.

5- On March, 2000, while the Communications fund was peaking in its highest peak at or about ($68-71) shares, and while my combined portfolio was valued over ($10,000), plaintiff mailed a letter instructing the Invesco Staff to exchange the fund from the communications to Cash Reserves Money Market Fund Symbol (25). See affidavit attached in support. No exchange or instructions were made by the staffs, resulting that the shares plunged to a single digit since the year 2000 throughout 2003.

6- Further, on or about June, 2001, plaintiff again mailed a letter instructing to redeem part of his shares because, he was in need of cash to pay for his daughter's University Tuitions. See Exh-1 attached in support. Those instructions were also disregarded by the Invesco administration, resulting in more losses since the above year and in violations of plaintiff Due Process Rights protected under the [5th] Amendment.

7- After having made several exchanges in my portfolio, I encountered a problem with Invesco. It appears to me that when my funds were gaining, they refused to follow instructions for exchanges, whereas when my funds were losing, they did ever accept exchanges.

8- Furthermore, now on November, 2003, Invesco merged with AIM Funds and my portfolio were exchanged between the two. The funds exchanged and purchased were more valued than my previous funds.

9- To this date my total accounts have barely reached a value of (Two Thousand Dollars) and my total losses well over ($8,000.00), even not taking in consideration the recent Mutual Fund scandal where fraud charges are pending against Invesco Fund.

(10) ACCESS TO THE FUNDS

From or about March, 2000, throughout June, 2002, plaintiff was denied the right to exchange, redeem, or to access his funds, or any means whatsoever, his mail for instructions were not answered or followed, resulting in losses, due process and mental distress.

11- The plaintiff claim violations of the [5th] and [14th] Amendment rights to the U.S. Constitution by each named and unknown defendants noted in the parties to the action and statement of the facts.

(12) RELIEF SOUGHT

Therefore, for the constitutional violations noted plaintiff prays this honorable court will award compensatory damages in the amount of $10,000.00 against each of the defendants and to prevent others in the future of committing the same violations against shareholders and money trusted in their care and control, punitive damages in the amount of $30,000.00 against each named and unknown defendants.

Dated: this 13 day of January, 2004.

Respectfully submitted,

Francisco Garcia Aromi

Francisco Garcia Aromi
Reg: 07402-069
P.O. box 7007 M-B
Marianna, Florida 32447-7007

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on this date 13 of January, 2004, I placed one copy of the foregoing in the United States, First Class Mail, properly addressed to: U.S. Attorney's Office, Loretta Lynch at One Pierrepoint Plaza Brooklyn, New York 11201.

Sworn Francisco Garcia Aromi

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

STATE OF FLORIDA)
-SS- CASE No._______________
COUNTY OF JACKSON)

AFFIDAVIT OF FRANCISCO G. AROMI

I, Francisco G. Aromi, hereby declare and state as follows:

1- I am currently confined at F.C.I. Marianna, Florida since October 11, 1994.

2- I became a shareholder from Invesco Funds Group, Inc., since 1998.

3- I builded a portfolio among various funds, investing a total quantity of $7,500.00.

4- That of all the total quantity invested, I purchase a total of (106) shares of the former Communications Fund at $3,000.00 value.

5- That on or about March 23, 2000, while the Communications fund was peaking in its highest performance at about between ($68-71) each share, the plaintiff mailed a letter instructing Invesco to exchange the fund for Cash Reserves, Money Market Fund symbol (25).

6- That no reply, exchange or instructions were followed by the Invesco Staff. The misconduct resulted in losses and violation of due process.

7- Again, that on or about June, 2001, plaintiff mailed a letter instructing to redeem part of his shares from the Communication fund, due he was in need to pay for his daughter's University fees. See Exhibit-2 attached.

8- That the above instructions were not followed by the Invesco administration in a fashion way. Their misconduct resulted in prejudice and violation of plaintiff due process, equal protection and property rights.

9- As a result plaintiff had a total losses over $8,000.00, even without taking in consideration his mental anguish. Furthermore, plaintiff might have had more losses in reference the recently Mutual Funds scandal where fraud charges are pending against Invesco Funds.

Pursuant to Title 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct to the best of my dnowledge. This affidavit is executed in good faith on 13 day of January, 2004.

Respectfully submitted,



Francisco G. Aromi *Pro Se*
P.O. Box 7007 M-B
Marianna, Florida 32447

03/04/03 10:04 STUDENT ACADEMIC CREDITS STAC
GARCIA RODRIGUEZ , YAITZA E. ID: 0102240 SSN: 583-93-2000
TOA BAJA PR 00951 Home: 633-1385

1 *	Course Name	Title	Stat	Credits	CEUs	Term	Gr
1:	SPAN-101	BASIC SPANISH I	N	3.00		01/1S	B
2:	ESL-105	BASIC ENGLISH I	N	3.00		01/1S	A
3:	MATH-104	INTROD TO MODERN MATH	N	3.00		01/1S	A
4:	COMP-101	INTROD TO DATA PROCES	N	3.00		01/1S	B
5:	ESL-106	BASIC ENGLISH II	N	3.00		02/2S	A
6:	SOCSC-101	INTROD TO SOCIAL SC I	N	3.00		02/2S	A
7:	COMU-110	FUND OF COMMUNICATION	X			02/2S	
8:	SPAN-102	BASIC SPANISH II	N	3.00		02/2S	B
9:	MATH-105	INTROD TO MODERN MATH	N	3.00		02/2S	A
10:	COMU-110	FUND OF COMMUNICATION	A	3.00		02/2S	A
11:	PSY-112	INTROD TO PSYCHOLOGY	N	3.00		02/3S	A
12:	COMU-201	ART & GRAPHIC DESIGN	N	3.00		02/1S	A
13:	COMU-210	EDITING WORKSHOP ELEC	N	3.00		02/1S	B
14:	HUM-110	WORLD CULTURES I	N	3.00		03/1S	A
15:	ESL-208	INTERMED ENGLISH I	N	3.00		02/1S	A

XX Controller Student Acad Cred XXXXXXXXXXXXXXXXXXXXXXXXX Value 1/23 XXXXXXXX

03/04/03 10:04 STUDENT ACADEMIC CREDITS STAC
GARCIA RODRIGUEZ , YAITZA E. ID: 0102240 SSN: 583-93-2000
TOA BAJA PR 00951 Home: 633-1385

1 *	Course Name	Title	Stat	Credits	CEUs	Term	Gr
16:	COMU-325	LEGAL & ETHICS CONSID	N	3.00		02/1S	A
17:	SOM-100	PERSONAL TYPEWRITING	X			02/1S	
18:	SOC-113	INTROD TO SOCIOLOGY	N			03/2S	
19:	HIST-117	HIST OF PUERTO RICO	X			03/2S	
20:	COMU-250	TECH OF COMMUNICATION	N			03/2S	
21:	COMU-275	ADVERTISING & PUBLIC	N			03/2S	
22:	COMU-117	FUND OF PHOTOGRAPHY I	A			03/2S	
23:	HIST-117	HIST OF PUERTO RICO	A			03/2S	
24:							
25:							
26:							
27:							
28:							
29:							
30:							

XX Controller Student Acad Cred XXXXXXXXXXXXXXXXXXXXXXXXX Value 16/23 XXXXXXX

EXHIBIT-1

INVESCO FUNDS

Investment Summary

INVESCO Funds Group, Inc
P.O. Box 173706
Denver, CO 80217-3706

Need more information?
Investor Services: 1-800-525-8085
Personal Account Line (PAL): 1-800-424-8085
Internet: http://www.invesco.com

FRANCISCO GARCIA AROMI
-TOD BELEN AROMI
PO BOX 7007
REG NO 07402-069
QUARTERS M-A
MARIANNA FL 32447-7007

ACCOUNT NUMBER
95130170

Investments by Objective Category *as of 3/31/2000*

Key	Category	Account Percentage
▲	Sector	69.2%
▲	International	30.8%
	Stock	0.0%
	Stock & Bond	0.0%
	Bond	0.0%
	Tax-Exempt	0.0%
	Money Market	0.0%

For Your Information

Looking for long-term capital growth? INVESCO's [illegible] of small, mid, large, and combination-cap Stock Funds may help expand your opportunities. Call for a prospectus including fees, expenses and risks. Read it carefully before you invest.

Account Summary

Fund Name (Fund Code) Account Number	As of 12/31/1999 Market Value	As of 3/31/2000 Number of Shares	Share Price	Market Value
Telecommunications Fund (39) 95130170	$4,004.78	102.086	$64.41	$6,575.36
Gold Fund (51) 95130170	$1,216.98	0.000	$1.60	$0.00
European Fund (56) 95130170	$0.00	104.486	$27.95	$2,920.38
Cash Reserves Fund (25) 95130170	$0.00	0.000	$1.00	$0.00
Total	$5,821.76		Total	$9,495.74

SUMMARY OF FUND DISTRIBUTIONS

Fund Name (Fund Code) and Account #	This Period	Year-to-Date
Cash Reserves Fund (25) 95130170		
Dividends	$2.48	$2.48

Please carefully review this statement to ensure that your transactions were made properly.
You must notify us of any errors within 90 days of this statement's ending date.

1-800-525-8085

EXHIBIT-2

40-33


AIM
INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL
FEB 1 7 2004
WASH. D.C.

February 10, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and Raymond Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) and Raymond Cunningham, two copies of one pleading in *Joel Goodman, Individually and on Behalf of All Others Similarly Situated v. INVESCO Funds Group, Inc. and Raymond R. Cunningham*, received on or about December 9, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\litigation\Goodman v INVESCO\Corr\L-021004SEC.doc
021004 (1) vxv



DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO 1437 Bannock Street Denver, CO 80202	
Plaintiff: JOEL GOODMAN, Individually and on Behalf of All Others Similarly Situated, v. Defendants: INVESCO FUNDS GROUP, INC. and RAYMOND R. CUNNINGHAM.	▲ COURT USE ONLY ▲ Case Number: Courtroom:
Attorneys for Plaintiff: Robert J. Dyer III (5734) Jeffrey A. Berens (28007) DYER & SHUMAN, LLP 801 East 17th Avenue Denver, CO 80218 Tel: (303) 861-3003 Fax: (303) 830-6920 bob@dyershuman.com jberens@dyershuman.com	03CV9268 2
CLASS ACTION COMPLAINT AND JURY DEMAND NB	

Plaintiff alleges upon information and belief as follows:

PARTIES

1. Plaintiff Joel Goodman was an investor in a number of Invesco mutual funds during the relevant time, including Invesco's Endeavor and Dynamics funds.

2. Defendant Invesco Funds Group, Inc. ("Invesco"), is a Delaware corporation with its principal executive offices located in Denver, Colorado. Invesco is the investment advisor for the Invesco family of funds, and is responsible for the day-to-day management of the investment portfolio and other business affairs of the funds. Invesco owes fiduciary duties to Invesco mutual fund investors. At all times material hereto, defendant Invesco acted through defendant Raymond R. Cunningham and others.

03CV9268

3. Defendant Raymond R. Cunningham ("Cunningham"), a resident of Englewood, Colorado, is the president and CEO of Invesco. As president and CEO of Invesco, Cunningham owes fiduciary duties to Invesco mutual fund investors.

4. Invesco and Cunningham are collectively referred to as "Defendants." Defendants were at all relevant times in a fiduciary relationship with plaintiff and the Class who owned shares in the Invesco family of mutual funds. As fiduciaries, they owed plaintiff and the Class the highest duties of good faith, fair dealing, candor, loyalty, and the duty to act in the best interests of the shareholders.

JURISDICTION AND VENUE

5. Jurisdiction and venue are proper in this Court. Venue in this district is appropriate pursuant to C.R.C.P. 98(c) because Defendants engaged in much of the improper conduct upon which this action is based in Denver County and transact a substantial amount of business in this district. The amount in controversy of the named plaintiff's claim is less than $75,000 exclusive of interest and costs. For this reason, the action is not removable to federal court.

NATURE OF THE ACTION

6. This is an action for breach of fiduciary duty against Defendants, on behalf of plaintiff and a class of investors who owned Invesco mutual fund shares at any time from at least January 2001 to October 2003.

7. From at least January 2001 until October 2003, Defendants accepted funds from "market timers" when they knew that market timing would be detrimental to long term shareholders of the mutual funds. Defendants did so because they recognized that market timers were a lucrative source of management fee revenue. "Market timing" is the practice of frequent short-term buying and selling of mutual fund shares.

8. Defendants had a fiduciary duty to act at all times in the best interest of investors in the Invesco mutual funds. Accordingly, Defendants had an affirmative obligation to act in the utmost good faith, and to provide full and fair disclosure of all material facts, including conflicts of interest, to investors and the independent boards of the mutual funds.

9. Defendants violated their fiduciary duties to the public shareholders of Invesco mutual funds. They did so by knowingly allowing certain, select large investors, including some hedge funds, to engage in "market timing" investing strategies. They also knowingly permitted other traders to violate the market timing restrictions in the fund prospectuses.

10. By secretly permitting select investors to engage in excessive market timing activities, Defendants breached their fiduciary duties to the funds' shareholders.

11. Defendants knew that the market timing was not in the best interests of investors in Invesco's mutual funds. A June 26, 2002 memorandum addressed to defendant Cunningham concerning market timing stated outright that, "[t]his type of activity is not in the best interests of the other fund shareholders."

12. A January 15, 2003 memorandum to Cunningham further recognized the harm that was caused to ordinary mutual fund investors by "market timing" and Defendants' breaches of their fiduciary duties. It states:

> (a) "Arguably INVESCO has increased its business risk by granting frequent exceptions to its prospectus policy [of limiting market timing trades] (effectively changing the policy) without notice to shareholders";
>
> (b) Allowing market timing "may not be... 'in the best interests of the Fund and its shareholders'";
>
> (c) Investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions and the necessity to undertake cash hedging strategies by a fund, all of which impact on fund performance;
>
> (d) Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns *and* an extra tax burden";
>
> (e) A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy..., which lowers performance.";
>
> (f) Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers.";
>
> (g) "By causing frequent inflows and outflows, market-timing investors impact the investment style of a Fund. ... Virtually every portfolio manager at INVESCO would concede that he or she has had to manage funds differently to accommodate market timers."; and
>
> (h) "High volumes of market timing activity increases the risk that portfolio managers will make errors, as is evidenced by recent compliance violations."

13. As a result of the foregoing conduct, Defendants breached their fiduciary duties and investors were harmed as described above.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action, pursuant to C.R.C.P. 23, on behalf of all investors who owned Invesco mutual fund shares at any time from January 2001 to October 2003. Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, and those who have engaged in the wrongful activities described herein and their successors in interest (the "Class"). Plaintiff reserves the right to modify this proposed Class definition and/or expand the proposed Class period after appropriate discovery.

15. This action is properly maintainable as a class action.

16. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of the mutual fund outstanding. Plaintiff believes that there are thousands of persons within the Class definition, geographically disbursed throughout the world. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. (The exact number of Class members and their identities can only be obtained from Invesco's internal records).

17. There are questions of law and fact which are common to the Class and which predominate over any individual issues, including, *inter alia*, the following: (a) whether Defendants have breached their fiduciary duties owed by them to plaintiff and the members of the Class; (b) whether plaintiff and the Class were harmed by Defendants' conduct; and (c) whether Defendants have benefitted to the detriment of plaintiff and the other members of the Class.

18. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class.

19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff will fairly and adequately protect the interests of the Class. He is cognizant of his duties and responsibilities to the entire Class mandated by C.R.C.P. 23. Plaintiff has no interests which conflict with those of the Class.

20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests. This Court is an appropriate forum for this dispute.

21. Questions of law and fact common to the Class predominate over any questions affecting only individual members, and a class action would be superior to any other available methods for the fair and efficient adjudication of this controversy.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duty)

22. Plaintiff repeats and realleges all of the paragraphs set forth above.

23. By engaging in the wrongdoing alleged herein, Defendants have breached their fiduciary duties owed to plaintiff and the other members of the Class.

24. As a result of the actions of Defendants, plaintiff and other Class members suffered damages, including losses in their Invesco investments and excess management fees, in an amount to be determined at trial.

SECOND CAUSE OF ACTION
(For Aiding and Abetting Breach of Fiduciary Duty)

25. Plaintiff repeats and realleges all of the paragraphs set forth above.

26. Each defendant knowingly participated in breaches of fiduciary duty by Invesco principals and employees by permitting the market timing to occur and by failing to take appropriate action to discourage, prevent or stop market timing.

27. As a result of the actions of Defendants, plaintiff and other Class members suffered damages, including losses in their Invesco investments and excess management fees, in an amount to be determined at trial.

WHEREFORE, plaintiff demands judgment against the Defendants as follows:

(1) Declaring this action to be a class action and certifying plaintiff as the class representative and plaintiff's counsel as class counsel;

(2) Declaring that Defendants breached their fiduciary duties and aided and abetted the breach of fiduciary duties owed to plaintiff and the Class;

(3) Enjoining, preliminarily and permanently, the transactions complained of herein;

(4) Directing that Defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) Ordering Defendants to disgorge all amounts obtained as a result of their wrongful conduct, including disgorging management fees;

(6) Awarding plaintiff and the Class restitution and damages to be proven at trial, together with pre- and post-judgments interest, as provided by law;

(7) Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable fees and expenses of plaintiff's attorneys and experts;

(8) Awarding plaintiff and the Class all other equitable relief available in these circumstances, including the imposition of a constructive trust; and

(9) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 4, 2003

DYER & SHUMAN, LLP



Robert J. Dyer III (5734)
Jeffrey A. Berens (28007)
801 East 17th Avenue
Denver, CO 80218-1417
Tel: (303) 861-3003

Attorneys For Plaintiff

Plaintiff's Address

7186 South Forest Lane
Centennial, CO 80122-2522



DENVER COURT COLORADO

03 DEC -5 AM 10: 00

DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO 1437 Bannock Street Denver, CO 80202	
Plaintiff: JOEL GOODMAN, Individually and on Behalf of All Others Similarly Situated, v. Defendants: INVESCO FUNDS GROUP, INC. and RAYMOND R. CUNNINGHAM.	▲ COURT USE ONLY ▲
Attorneys for Plaintiff: Robert J. Dyer III (5734) Jeffrey A. Berens (28007) DYER & SHUMAN, LLP 801 East 17th Avenue Denver, CO 80218 Tel: (303) 861-3003 Fax: (303) 830-6920 bpb@dyershuman.com jberens@dyershuman.com	Case Number: Courtroom: 03CV9268 2
CLASS ACTION COMPLAINT AND JURY DEMAND NB	

Plaintiff alleges upon information and belief as follows:

PARTIES

1. Plaintiff Joel Goodman was an investor in a number of Invesco mutual funds during the relevant time, including Invesco's Endeavor and Dynamics funds.

2. Defendant Invesco Funds Group, Inc. ("Invesco"), is a Delaware corporation with its principal executive offices located in Denver, Colorado. Invesco is the investment advisor for the Invesco family of funds, and is responsible for the day-to-day management of the investment portfolio and other business affairs of the funds. Invesco owes fiduciary duties to Invesco mutual fund investors. At all times material hereto, defendant Invesco acted through defendant Raymond R. Cunningham and others.

03CV9268

3. Defendant Raymond R. Cunningham ("Cunningham"), a resident of Englewood, Colorado, is the president and CEO of Invesco. As president and CEO of Invesco, Cunningham owes fiduciary duties to Invesco mutual fund investors.

4. Invesco and Cunningham are collectively referred to as "Defendants." Defendants were at all relevant times in a fiduciary relationship with plaintiff and the Class who owned shares in the Invesco family of mutual funds. As fiduciaries, they owed plaintiff and the Class the highest duties of good faith, fair dealing, candor, loyalty, and the duty to act in the best interests of the shareholders.

JURISDICTION AND VENUE

5. Jurisdiction and venue are proper in this Court. Venue in this district is appropriate pursuant to C.R.C.P. 98(c) because Defendants engaged in much of the improper conduct upon which this action is based in Denver County and transact a substantial amount of business in this district. The amount in controversy of the named plaintiff's claim is less than $75,000 exclusive of interest and costs. For this reason, the action is not removable to federal court.

NATURE OF THE ACTION

6. This is an action for breach of fiduciary duty against Defendants, on behalf of plaintiff and a class of investors who owned Invesco mutual fund shares at any time from at least January 2001 to October 2003.

7. From at least January 2001 until October 2003, Defendants accepted funds from "market timers" when they knew that market timing would be detrimental to long term shareholders of the mutual funds. Defendants did so because they recognized that market timers were a lucrative source of management fee revenue. "Market timing" is the practice of frequent short-term buying and selling of mutual fund shares.

8. Defendants had a fiduciary duty to act at all times in the best interest of investors in the Invesco mutual funds. Accordingly, Defendants had an affirmative obligation to act in the utmost good faith, and to provide full and fair disclosure of all material facts, including conflicts of interest, to investors and the independent boards of the mutual funds.

9. Defendants violated their fiduciary duties to the public shareholders of Invesco mutual funds. They did so by knowingly allowing certain, select large investors, including some hedge funds, to engage in "market timing" investing strategies. They also knowingly permitted other traders to violate the market timing restrictions in the fund prospectuses.

10. By secretly permitting select investors to engage in excessive market timing activities, Defendants breached their fiduciary duties to the funds' shareholders.

11. Defendants knew that the market timing was not in the best interests of investors in Invesco's mutual funds. A June 26, 2002 memorandum addressed to defendant Cunningham concerning market timing stated outright that, "[t]his type of activity is not in the best interests of the other fund shareholders."

12. A January 15, 2003 memorandum to Cunningham further recognized the harm that was caused to ordinary mutual fund investors by "market timing" and Defendants' breaches of their fiduciary duties. It states:

> (a) "Arguably INVESCO has increased its business risk by granting frequent exceptions to its prospectus policy [of limiting market timing trades] (effectively changing the policy) without notice to shareholders";
>
> (b) Allowing market timing "may not be... 'in the best interests of the Fund and its shareholders'";
>
> (c) Investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions and the necessity to undertake cash hedging strategies by a fund, all of which impact on fund performance;
>
> (d) Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns *and* an extra tax burden";
>
> (e) A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy..., which lowers performance.";
>
> (f) Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers.";
>
> (g) "By causing frequent inflows and outflows, market-timing investors impact the investment style of a Fund. ... Virtually every portfolio manager at INVESCO would concede that he or she has had to manage funds differently to accommodate market timers."; and
>
> (h) "High volumes of market timing activity increases the risk that portfolio managers will make errors, as is evidenced by recent compliance violations."

13. As a result of the foregoing conduct, Defendants breached their fiduciary duties and investors were harmed as described above.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action, pursuant to C.R.C.P. 23, on behalf of all investors who owned Invesco mutual fund shares at any time from January 2001 to October 2003. Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, and those who have engaged in the wrongful activities described herein and their successors in interest (the "Class"). Plaintiff reserves the right to modify this proposed Class definition and/or expand the proposed Class period after appropriate discovery.

15. This action is properly maintainable as a class action.

16. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of the mutual fund outstanding. Plaintiff believes that there are thousands of persons within the Class definition, geographically disbursed throughout the world. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. (The exact number of Class members and their identities can only be obtained from Invesco's internal records).

17. There are questions of law and fact which are common to the Class and which predominate over any individual issues, including, *inter alia*, the following: (a) whether Defendants have breached their fiduciary duties owed by them to plaintiff and the members of the Class; (b) whether plaintiff and the Class were harmed by Defendants' conduct; and (c) whether Defendants have benefitted to the detriment of plaintiff and the other members of the Class.

18. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class.

19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff will fairly and adequately protect the interests of the Class. He is cognizant of his duties and responsibilities to the entire Class mandated by C.R.C.P. 23. Plaintiff has no interests which conflict with those of the Class.

20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests. This Court is an appropriate forum for this dispute.

21. Questions of law and fact common to the Class predominate over any questions affecting only individual members, and a class action would be superior to any other available methods for the fair and efficient adjudication of this controversy.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duty)

22. Plaintiff repeats and realleges all of the paragraphs set forth above.

23. By engaging in the wrongdoing alleged herein, Defendants have breached their fiduciary duties owed to plaintiff and the other members of the Class.

24. As a result of the actions of Defendants, plaintiff and other Class members suffered damages, including losses in their Invesco investments and excess management fees, in an amount to be determined at trial.

SECOND CAUSE OF ACTION
(For Aiding and Abetting Breach of Fiduciary Duty)

25. Plaintiff repeats and realleges all of the paragraphs set forth above.

26. Each defendant knowingly participated in breaches of fiduciary duty by Invesco principals and employees by permitting the market timing to occur and by failing to take appropriate action to discourage, prevent or stop market timing.

27. As a result of the actions of Defendants, plaintiff and other Class members suffered damages, including losses in their Invesco investments and excess management fees, in an amount to be determined at trial.

WHEREFORE, plaintiff demands judgment against the Defendants as follows:

(1) Declaring this action to be a class action and certifying plaintiff as the class representative and plaintiff's counsel as class counsel;

(2) Declaring that Defendants breached their fiduciary duties and aided and abetted the breach of fiduciary duties owed to plaintiff and the Class;

(3) Enjoining, preliminarily and permanently, the transactions complained of herein;

(4) Directing that Defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) Ordering Defendants to disgorge all amounts obtained as a result of their wrongful conduct, including disgorging management fees;

(6) Awarding plaintiff and the Class restitution and damages to be proven at trial, together with pre- and post-judgments interest, as provided by law;

(7) Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable fees and expenses of plaintiff's attorneys and experts;

(8) Awarding plaintiff and the Class all other equitable relief available in these circumstances, including the imposition of a constructive trust; and

(9) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 4, 2003

DYER & SHUMAN, LLP



Robert J. Dyer III (5734)
Jeffrey A. Berens (28007)
801 East 17th Avenue
Denver, CO 80218-1417
Tel: (303) 861-3003

Attorneys For Plaintiff

Plaintiff's Address

7186 South Forest Lane
Centennial, CO 80122-2522